I, Kevin Murray Jr certify that:

(1) the financial statements of IceBreaker, INC. included in this Form are true and complete in all material respects; and

(2) the tax return information of IceBreaker, INC is recorded as zero dollars in this Form because the tax return for IceBreaker, INC. for the period of February 13, 2017 to December 31, 2017 is not yet due and cannot be completed until after December 31, 2017.



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Kevin Murray Jr
Founder & CEO

12/19/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.